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[iMagicTV LOGO]

                                                                   news release

                     iMagicTV Comments on Aliant Telecom's
                     New Investments in Broadband Networks

SAINT JOHN, NEW BRUNSWICK, CANADA (June 18, 2002)--iMagicTV (Nasdaq: IMTV and
TSX: IMT), a provider of software products that allow telephone companies and other service providers to deliver multi-channel television and interactive media services over high-speed broadband networks, today issued the following statement regarding the announcement by Aliant Telecom that it will begin marketing new video applications including video on demand and television programming direct to the computer. Also included in Aliant's announcement was a decision to replace VibeVision digital television service, which uses iMagicTV's DTV Manager product, with Bell Canada's ExpressVu service.

   "We are pleased to continue to work with Aliant Telecom using our video middleware platform to deliver new video applications including video on demand and television programming directly to consumers' computers," said Gerald L. Pond, iMagicTV chief executive officer. "This direction is consistent with our product strategy to enable broadband entertainment services on a variety of consumer devices. Although we recognize Aliant has chosen to take advantage of its closer working relationship with Bell Canada to offer ExpressVu as its digital television service, we remain committed to the continued development of our DTV Manager product and interest for our digital television solutions from potential customers remains strong."

About iMagicTV
   iMagicTV (Nasdaq: IMTV and TSX: IMT) provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

   Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, UK and its Asia Pacific headquarters in Singapore and its U.S. headquarters in Atlanta. For more information, visit www.imagictv.com.

   Cautionary Note Regarding Forward-looking Statements Under the Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute forward-looking statements. The words "will," "plan," "anticipate," "expect," "intend," "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Statements regarding iMagicTV's projections or strategies also constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information


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iMagicTV Statement Regarding Aliant Announcement
Page 2
June 18, 2002

currently available to us. These statements are not guarantees of future results, performance or achievement and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed herein, general economic conditions, conditions in the telecommunications industry, and matters discussed in iMagicTV's filings with the U.S. Securities and Exchange Commission (SEC). These and other factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. We do not undertake any obligation to update any forward-looking statement contained in this release.

Investor Relations Contact:
Tracy Torena
iMagicTV
800-660-0333
ttorena@imagictv.com

Media Contact:
Rob Begg
ImagicTV
800-660-0333
rbegg@imagictv.com


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